SHUMAKER, LOOP & KENDRICK, LLP
                                ATTORNEYS AT LAW
GREGORY C. YADLEY                  Suite 2800                      OTHER OFFICES
(813) 227-2238                 101 East Kennedy Blvd.              CHARLOTTE, NC
gyadley@slk-law.com               Tampa, FL 33602                   COLUMBUS, OH
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                                 Mailing Address
                                 P.O. Box 172609
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                                 November 8, 2005


VIA EDGAR AND FED EX

Jessica Livingston, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4561

         Re:      JB Oxford Holdings, Inc.
                  Amendment No. Two to Schedule 14C Filed on September 22,2005
                           File Number 001-14911
                  Amendment No. Two to Schedule 13E-3 Filed on September 22,2005
                           File Number 005-41214

Dear Ms. Livingston:

         On behalf of JB Oxford Holdings, Inc. (the "Company"), set forth below are responses to the Staff of the Division of Corporation Finance's comment letter dated October 24, 2005, with respect to the Company's Amendments filed on September 22, 2005, to the Preliminary Schedule 14C (File Number 001-14911), and
Schedule 13E-3 (File Number 005-41214). For your convenience, the Staff's comments are set forth in bold and followed by the Company's response.

      1. You are required to electronically file redlined copies of amendments. Please file a redlined copy of your September 22 filing and of all future filings.

Response:      We have confirmed with Vintage Filings, LLC that a redlined copy of our September 22, 2005, submission was filed electronically. A redlined copy of Amendment No. 4 to the information statement is being electronically filed herewith.

Special Factors, page 8

      2. We note that you have responded to prior comment 6 by revising the disclosure on page 13, however, this determination of fairness goes only to the consideration being offered in the transaction, not the going private transaction as a whole. Please revise to specifically state, if true, that the Board determined the transaction to be fair to unaffiliated shareholders in your discussion of the May 27, 2005 board meeting.

Response:      The Company respectfully disagrees with this comment. The
               following disclosure is made on page 5:

                           "Our board. . . has determined that the reverse stock split and the price to be paid for the fractional shares resulting from the reverse stock split are substantively and procedurally fair to, and in the best interests of us and our unaffiliated shareholders. . .The board. . . considered various factors regarding the fairness of the transaction to us and our unaffiliated shareholders. . .".

               The following additional disclosure is made on page 22:

                           "In reaching its conclusion that the ... termination of our public reporting would be substantively and procedurally fair to, and in the best interests of, our affiliated and unaffiliated shareholders. . .".

               In both places, it is clearly disclosed that the board determined the fairness of the entire going private transaction as a whole and not just the consideration being offered. Nevertheless, this conclusion has been included a third time, as requested by the staff, on page 13.

      3. We restate prior comment number 8 to disclose in the Schedule 14C that Capitalink has consented to the use and summary of its fairness opinion in the 14C. We note that consents to use and reference in the opinion of Capitalink appended as Appendix B.

Response:      Revised as requested on page 15. A copy of Capitalink's consent is provided to the staff supplementally with this letter.

      4.    We restate prior comment number 9 to disclose the projections in the
            Schedule 14C notwithstanding their disclosure in an exhibit to the registrant's Schedule 13E-3.

Response:      The Company respectfully declines to provide excerpts from
               Capitalink's report in the body of the Information Statement. A summary of Capitalink's report - comprising eight pages - already is included in Schedule 14C. The entire report is attached as an exhibit to Schedule 13E-3. It is unnecessary and could be misleading to repeat six pages of that report - which comprises
               43% of the 14 pages of analysis and 18% of the entire 34 page report in the information statement. The following statement is clearly made as the third paragraph of the summary of Capitalink's report in the information statement (capital letters in the original):

                           WE AND CAPITALINK URGE YOU TO READ THE CAPITALINK OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED, PROCEDURES FOLLOWED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CAPITALINK IN RENDERING ITS OPINION.

               Notwithstanding the Company's objections, to avoid further delay, the entire Capitalink report (not excerpted information) will be appended to Schedule 14C as Appendix B-2 and delivered to all shareholders.

Fairness Opinion, page 14.

      5. We note your response to prior comment number 10; however, we did not see revisions in this section, "Fairness Opinion." Please revise or direct us to where you have made revisions in response to this comment. In future correspondence, please provide us with page numbers indicating where you have made revisions.

Response:      The changes that were made are marked on page 18 of the redlined copy of the September 22, 2005, revision provided herewith.

      6. We note your response to prior comment 11. We re-issue our comment and ask that you provide a quantified analysis of the comparison that was undertaken between the stock price of the company and the Russell 3000 Index. What conclusions were drawn from this analysis. Merely indicating that a comparison of these indicators does not provide readers with enough information about how that comparison assisted you in your determination of the fairness of the transaction.

Response:      Revised as requested on page 18.

      7. We note your response to prior comment number 13 and the adjustments you provide to adjusted net book value; however, it is unclear how you arrived at the range. Please revise accordingly.

Response:      Revised as requested on page 20. Although we believe that the current disclosure adequately describes Capitalink's review and analysis in deriving adjusted book values, we have included a tabular presentation which pulls the prior narrative disclosures together.

Substantive and Procedural Factors Considered by the Board of Directors ....
page 21.

      8. We note your revisions in response to prior comment 14 and your revised disclosure indicating that "Mr. Jarratt, acting on his own behalf, as well as a director, and Third Capital Partners, LLC, considered on the same basis, these same factors." Please revise to separately disclose the factors that were considered by Mr. Jarratt.

Response:      No additional changes have been made based upon Mr. Jarratt's confirmation to us that the following statement, contained on page 22, is complete and accurate:

                           "Mr. Jarratt, acting on his own behalf, as well as a a director, and Third Capital Partners, LLC, considered, on the same basis, these same factors."

      9. We note your response to prior comment number 15. Please finalize the bracketed language on page 22. Further, if a quantified analysis was undertaken, as your disclosure would seem to indicate, please summarize it in this discussion.

Response:      Revised as requested on page 22. The board of directors did not consider liquidating the company following the reverse stock split. Since the board determined to continue in business, no liquidation analysis was considered.

      10. We note your response to prior comment number 16; however, we do not see the revisions. Please revise or direct us to where you have made the revisions.

Response:      The Company does not believe that any further disclosure is necessary. The current disclosure, contained on pages 20-22 and repeated below, clearly recites the conclusion of the board of directors, Mr. Jarratt and Third Capital Partners that an adjustment to book value was appropriate and that Capitalink's conclusions as to the appropriate adjusted book value were accepted by such parties:

                  "For its analysis, Capitalink felt that certain adjustments to the Company's book value were required. Given that Capitalink was engaged to provided a professional analysis that none of the board of directors, Mr. Jarratt or Third Capital Partners were professionally qualified to undertake, all of such persons accepted the adjustments used by Capitalink."

            As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

            o the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o the filing person may not assert staff comments as a defense hi any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

            Please contact Timothy Geishecker at (202) 551-3422, me at (202) 551-3448 or Mara Ransom in the Office of Mergers and Acquisitions at
            (202) 551-3264 with any questions.

Response:      We will deliver to the staff clean and marked copies of the
               Information Statement and Schedule 13E-3, along with a copy of this response letter, by FedEx.

               Each of the filing persons acknowledges that:

               o the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

               o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               o the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you require further clarification of any of the matters raised in this letter, please contact me at 813-227-2238, or my partner Paul Lynch at 813-227-2251.

                                       Sincerely,

                                       /s/Gregory C. Yadley

                                       Gregory C. Yadley

GCY/jaj

cc:      Christopher Jarratt, Chairman and Chief Executive Officer of
             JB Oxford Holdings, Inc.
         Barry S. Fischer, General Counsel, JB Oxford Holdings, Inc.